Exhibit 99.1

Lightspeed Announces Upsizing and Pricing of Marketed Public Offering
of Subordinate Voting Shares

MONTREAL, February 9, 2021 /CNW Telbec/ - Lightspeed POS Inc. (“Lightspeed” or the “Company”) (NYSE: LSPD) (TSX: LSPD), a leading provider of cloud-based, omnichannel commerce platforms, today announced the pricing of its previously announced marketed public offering of subordinate voting shares in the United States and Canada and that the size of the offering has been increased to 8,400,000 subordinate voting shares. Lightspeed will issue the subordinate voting shares at a price of US$70 per share for aggregate gross proceeds to the Company of US$588,000,000.

The offering is being conducted through a syndicate of underwriters led by Morgan Stanley, Barclays and BMO Capital Markets, as joint lead book-running managers, with Credit Suisse and RBC Capital Markets as joint-bookrunners, and CIBC Capital Markets, KeyBanc Capital Markets, National Bank Financial Inc., Raymond James and TD Securities as co-managers. The offering is expected to close on or about February 12, 2021, subject to customary closing conditions.

Lightspeed and certain members of the Company’s management including Dax Dasilva have granted the Underwriters an over-allotment option, exercisable for a period of 30 days from the date of the closing of the offering, to purchase up to 1,260,000 additional subordinate voting shares, representing in the aggregate 15% of the total number of subordinate voting shares to be sold pursuant to the offering. Lightspeed will not receive any of the proceeds of the sale of subordinate voting shares by the selling shareholders.

The Company currently expects that the net proceeds of the offering will be used primarily to strengthen the Company’s financial position and allow it to pursue its growth strategies.

In connection with the offering, Lightspeed has filed a preliminary prospectus supplement, and will file a final prospectus supplement, to its second amended and restated short form base shelf prospectus dated September 2, 2020 (the “base shelf prospectus”). The preliminary prospectus supplement was filed, and the final prospectus supplement will be filed, with the securities regulatory authorities in each of the provinces and territories of Canada as well as with the U.S. Securities and Exchange Commission as part of a registration statement on Form F-10 under the U.S.-Canada multijurisdictional disclosure system (MJDS).

The public offering is being made in Canada only by means of the base shelf prospectus and applicable prospectus supplement and in the United States only by means of the registration statement, including the base shelf prospectus and applicable prospectus supplement. Such documents contain important information about the offering. Copies of the base shelf prospectus and the applicable prospectus supplement can be found on SEDAR at www.sedar.com and a copy of the registration statement can be found on EDGAR at www.sec.gov. Copies of such documents may also be obtained from any of the following sources: Morgan Stanley, Attn: Prospectus Department - 180 Varick Street, 2nd Floor - New York, NY 10014; Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (888) 603-5847, email: Barclaysprospectus@broadridge.com; and BMO Capital Markets, Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036, telephone: (800) 414-3627, email: bmoprospectus@bmo.com.

Prospective investors should read the base shelf prospectus and the prospectus supplement as well as the registration statement before making an investment decision.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the subordinate voting shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Lightspeed

Lightspeed (NYSE and TSX: LSPD) powers complex small and medium-sized businesses with its cloud-based, omnichannel commerce platforms in over 100 countries. With smart, scalable and dependable point of sale systems, Lightspeed provides all-in-one solutions that drive innovation and digital transformation within the retail, hospitality and golf industries. Its product suite enables SMBs to sell across channels, manage operations, engage with consumers, accept payments and ultimately grow their business.

Headquartered in Montreal, Canada, Lightspeed is trusted by favorite local businesses worldwide, where communities go to shop and dine. Lightspeed has staff located in Canada, USA, Europe, and Australia.

Forward-Looking Statements

This press release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”), including statements regarding the proposed offering, terms of the offering, closing of the offering and the intended use of proceeds thereof.

Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of the Company’s management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this press release, including, among other factors, those risk factors identified in the offering documents relating to the offering. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed’s subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that the Company considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company. Readers cannot be assured that the offering discussed above will be completed on the terms described above, or at all. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise. All of the forward-looking statements contained in this press release are expressly qualified by the foregoing cautionary statements.